UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KENON HOLDINGS LTD.

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

Y46717 107

(CUSIP Number)

Eyal Wolfsthal
 9 Andre Saharov Street
P.O.B. 15090
Haifa 31905, Israel
+972-4-861-0610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: Y46717 107
1.	Names of Reporting Persons XT Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 5,727,128 (1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,727,128 (1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,727,128 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) The share amounts included in the foregoing table do not include the “Citi-Kenon Shares” (as defined herein).

(2) Based on 53,682,994 outstanding Ordinary Shares of the Issuer, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2015 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

CUSIP Number: Y46717 107
1.	Names of Reporting Persons XT Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power None
	8.	Shared Voting Power 5,727,128 (1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 5,727,128 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,727,128 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Consists entirely of the Ordinary Shares of the Issuer that are beneficially owned by XT Investments Ltd. XT Investments Ltd., is a direct wholly-owned subsidiary of the Reporting Person. See Item 5.

(2) Based on 53,682,994 outstanding Ordinary Shares of the Issuer, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 7, 2015 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
 (Amendment No. 1)

Statement of

XT INVESTMENTS LTD.
XT HOLDINGS LTD.

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

KENON HOLDINGS LTD.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by each of XT Investments Ltd. and XT Holdings Ltd. (collectively, the “Reporting Persons”) with respect to ownership of the ordinary shares, no par value (the “Ordinary Shares”), of Kenon Holdings Ltd. (the “Issuer” or “Kenon”), and amends and supplements the statement on Schedule 13D filed on January 21, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D” or the “Statement”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to amend Items 3, 4, 5, 6, and 7 of the Schedule 13D and Schedule 2 to the Schedule 13D as follows:

Item 3.     Source and Amount of Funds or Other Consideration

The fourth paragraph of Item 3 of the Schedule 13D is amended and restated as follows:

Pursuant to a share purchase agreement between XT Investments and Ansonia Holdings B.V. (“Ansonia”), dated the Purchase Date (the “XT-Ansonia Share Purchase Agreement”), XT Investments agreed to transfer 1,780,623 Ordinary Shares to Ansonia, at a price per share equal to the average closing price per Ordinary Share on the TASE for the first three TASE trading days that the Ordinary Shares were traded on the TASE following the Purchase Date (the “CSPA Purchase Price”), which was approximately NIS 79.00, subject to the satisfaction of a condition of obtaining any necessary consent from the holders of certain debt obligations guaranteed, inter alia, by XT Holdings. Such condition had not been satisfied as of the date of the Original Schedule 13D. In addition, pursuant to a share purchase agreement between XT Investments and A.A.R. Kenon Holdings Ltd. (“AAR”), dated the Purchase Date (the “XT- AAR Share Purchase Agreement”, and together with the XT-Ansonia Share Purchase Agreement, the “Contingent Share Purchase Agreements”), XT Investments agreed to transfer 1,780,623 Ordinary Shares to AAR, at a price per share equal to the CSPA Purchase Price, subject to the satisfaction of a condition of obtaining any necessary consent from the holders of certain debt obligations guaranteed, inter alia, by XT Holdings. Such condition had not been satisfied as of the date of the Original Schedule 13D. To the knowledge of the Reporting Persons, AAR is controlled by Mr. Ehud Angel. Pending the transfers pursuant to the Contingent Share Purchase Agreements, the 3,561,246 Ordinary Shares to be transferred thereunder were placed in escrow. While in escrow, each of Ansonia and AAR received a proxy to vote the Ordinary Shares to be transferred to it. As such, those 3,561,246 Ordinary Shares were included as beneficially owned by the Reporting Persons in the Original Schedule 13D but were not included as Ordinary Shares with respect to which the Reporting Persons had voting power. In accordance with the terms of the Contingent Share Purchase Agreements, as the conditions for the transfer of the 3,561,246 Ordinary Shares were not satisfied, the Contingent Share Purchase Agreements were terminated and on January 10, 2016, the escrow agent returned the 3,561,246 Ordinary Shares to XT Investments as well any dividends paid in respect of such Ordinary Shares while such Ordinary Shares were held in escrow. Accordingly, such Ordinary Shares are now included as Ordinary Shares with respect to which the Reporting Persons have voting power.

 Item 4.   Purpose of Transaction

The first paragraph of Item 4 of the Schedule 13D is amended and restated as follows:

The Reporting Persons became the beneficial owner of the Direct Spin-Off Shares as a result of the Spin-Off and, on the Purchase Date, acquired the Millenium SPA Shares pursuant to the transactions described in this Statement.  The Reporting Persons currently intend to hold such shares for investment purposes.

Item 5.    Interest in Securities of the Issuer

The introductory paragraph in Item 5 and Items 5(a), (b) and (c) of the Schedule 13D are amended and restated as follows:

 All calculations of beneficial ownership percentage in this Schedule 13D are made on the basis of 53,682,994 outstanding Ordinary Shares, as reported by the Issuer in its Report of Foreign Private Issuer on Form  6-K filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2015 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(a)-(b)

(i) XT Investments is the beneficial owner of an aggregate of 5,727,128 Ordinary Shares, representing 10.7% of the issued and outstanding Ordinary Shares, all of which are held directly by XT Investments. XT Investments possesses sole voting power and sole dispositive power with respect to all Ordinary Shares that it beneficially owns.

(ii) XT Holdings may be deemed to be the beneficial owner of an aggregate of 5,727,128 Ordinary Shares, representing 10.7% of the issued and outstanding Ordinary Shares. Such amount consists entirely of the 5,727,128 Ordinary Shares beneficially owned by XT Investments.  XT Holdings does not hold any Ordinary Shares itself.  XT Holdings merely shares voting power and dispositive power with respect to all Ordinary Shares beneficially owned by XT Investments, in each case by virtue of XT Holdings’ serving as a parent company of XT Investments.

(iii) To the knowledge of the Reporting Persons, the following Schedule 1 Persons own Ordinary Shares as follows: (1) Mr. Ehud Angel - 21 Ordinary Shares, (2) Mr. Amnon Lion - 14,098 Ordinary Shares and (3) Mr. Allon Raveh - 3,087 Ordinary Shares.

(c) Other than as disclosed in this Statement or in Schedule 2 attached hereto, no transactions were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the Schedule 1 Persons, with respect to the Ordinary Shares during the sixty (60) days preceding the date hereof.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and restated as follows:

Share Purchase Agreements

On the Purchase Date, Millenium and XT Investments entered into the Millenium Share Purchase Agreement, pursuant to which Millenium transferred 5,058,824 of the Ordinary Shares it received as a result of the Spin-Off to XT Investments in consideration for the Millenium Purchase Price.

On the Purchase Date, XT Investments entered into the Contingent Share Purchase Agreements, pursuant to which, in each case, subject to the fulfillment of a condition of obtaining any necessary consent from the holders of certain debt obligations guaranteed, inter alia, by XT Holdings, XT Investments agreed to transfer 1,780,623 Ordinary Shares to Ansonia and 1,780,623 Ordinary Shares to AAR, at a price per share equal to the CSPA Purchase Price. Pending the transfers pursuant to the Contingent Share Purchase Agreements, the 3,561,246 Ordinary Shares to be transferred thereunder were placed in escrow. While in escrow, each of Ansonia and AAR received a proxy to vote the Ordinary Shares to be transferred to it. As the conditions for the transfer of the 3,561,246 Ordinary Shares were not satisfied, the Contingent Share Purchase Agreements were terminated and the escrow agent returned the 3,561,246 Ordinary Shares to XT Investments as well any dividends paid in respect of such Ordinary Shares while such Ordinary Shares were held in escrow.

Other Agreements

XT Investments is a party to a financial transaction with an affiliate of Citibank, N.A. (“Citi”), pursuant to which Citi borrowed 130,000 ordinary shares of Israel Corporation from XT Investments. The term of the borrowing of said shares ends on December 31, 2016, unless extended. The Ordinary Shares distributed in the Spin-Off in respect of such shares of Israel Corporation (the “Citi-Kenon Shares”) are to be delivered to XT Investments together with the shares of Israel Corporation, subject to the terms and conditions of the financial transaction. XT Investments currently does not have voting power or dispositive power with respect to the Citi-Kenon Shares.

 Certain Ordinary Shares beneficially owned by XT Investments are subject to a pledge. Additional Ordinary Shares beneficially owned by XT Investments may become subject to pledges in the future.

Registration Rights Agreements

On January 7, 2015, XT Investments entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”) with regard to the Ordinary Shares it currently owns as well as any shares it may own during the term of the agreement (all such shares, the “Registrable Securities”). Under the Registration Rights Agreement, XT Investments will have the right to cause the Issuer to register Registrable Securities under the United States Securities Act of 1933 (the “Securities Act”) and any applicable state securities laws. Subject to the terms and conditions of the Registration Rights Agreement, these registration rights allow XT Investments to require registration of Registrable Securities and to include any Registrable Securities in a registration by the Issuer of Ordinary Shares, including Ordinary Shares offered by the Issuer or by any other shareholder. In connection with any registration of Ordinary Shares held by XT Investments, the Issuer will indemnify XT Investments, its affiliates and their respective officers, directors and controlling persons and any agent thereof from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. The Issuer will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. XT Investments may assign its rights under the Registration Rights Agreement, including in part, to certain qualified assignees.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit No.	Description

1.
Share Purchase Agreement dated January 9, 2015 between XT Investments Ltd. and Millenium Investments Elad Ltd. (incorporated by reference to Exhibit 1 to the Original Schedule 13D, filed on January 21, 2015).

2.	Share Purchase Agreement dated January 9, 2015 between XT Investments Ltd. and Ansonia Holdings B.V. (incorporated by reference to Exhibit 2 to the Original Schedule 13D, filed on January 21, 2015).

3.
Share Purchase Agreement dated January 9, 2015 between XT Investments Ltd. and A.A.R. Kenon Holdings Ltd. (incorporated by reference to Exhibit 3 to the Original Schedule 13D, filed on January 21, 2015).

4.	Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this Statement is true, complete and correct.

XT INVESTMENTS LTD.

By:	/s/ Allon Raveh
	Name:	Allon Raveh
	Title:	Chief Financial Officer

XT HOLDINGS LTD.

By:	/s/ Allon Raveh
	Name:	Allon Raveh
	Title:	Chief Financial Officer
Dated: January 12, 2016

Schedule 2

Transactions Effected in the Past 60 Days by Reporting Persons or Schedule 1 Persons

Name	Date of Transaction	Purchase/Sale *	Amount of Ordinary Shares	Price per Ordinary Share

Mr. Allon Raveh	December 23, 2015	Purchase	801	NIS 37.44

Mr. Allon Raveh	December 24, 2015	Purchase	776	NIS 38.68

Mr. Allon Raveh	December 27, 2015	Purchase	1,510	NIS 39.71

   * All of the transactions were open market transactions.